UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: June 21, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware
82-0291227
(State or other jurisdiction of incorporation)
(IRS Employer Identification No.)
101 East Lakeside Avenue

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On June 21, 2010, Timberline Resources Corporation (the "Company") amended its outstanding $5,000,000 convertible note (the "Convertible Note") with Small Mine Development, LLC ("SMD"), an Idaho limited liability company owned by Ron Guill, a director of the Company, to extend the due date of the note until April 30, 2012 (the "Loan Amendment").

Pursuant to the terms of the Loan Amendment, the Convertible Note continues to bear interest at 10% annually, with interest payments now being due monthly payable in cash.

The other terms of the Convertible Note remain unchanged, the material terms of which are as follows. The Convertible Note remains convertible by SMD at any time prior to payment of the Convertible Note in full, at a conversion price of $1.50 per share of common stock of the Company, and the note may be prepaid by Timberline in whole or in part at any time without premium or penalty. SMD may still convert all or any portion of the outstanding amount under the Convertible Note into any equity security other than the Company's shares of common stock issued by the Company at the issuance price. If the Company defaults on the Convertible Term Note or any of the related agreements, SMD may still declare the Convertible Note immediately due and payable, and the Company must pay SMD an origination fee in the amount of $50,000.

In consideration for the Loan Amendment to the Convertible Note, the Company paid all of the interest accrued from the original date of the Convertible Note through June 30, 2010 in cash and paid SMD a loan extension fee in the amount of $50,000 (1% of the principal amount of the Convertible Note).

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On June 23, 2010, the Company issued a press release entitled "Timberline Announces Extension of Due Date on Convertible Loan". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated June 23, 2010.*

   * Furnished to not filed with the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: June 23, 2010

By: /s/ Randal Hardy

Randal Hardy

Chief Executive Officer, Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated June 23, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

Exhibit 99.1

PRESS RELEASE



Timberline Announces Extension of Due Date on Convertible Loan

June 23, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline") is pleased to announce that it has extended the due date of its outstanding $5 million convertible note with Small Mine Development, LLC ("SMD") until April 30, 2012.

Randal Hardy, Timberline's CEO, commented, "We are happy to obtain this long-term extension of this loan which was possible due to our close affiliation and working relationship with SMD. The due date is now extended to a time when we expect to be producing gold and generating cash flow from our Butte Highlands Gold Project, where we continue to work closely with SMD as our partner and the operator."

The note remains convertible by SMD at any time prior to the payment of the note in full at a conversion price of $1.50 per share, and the note may be prepaid by Timberline in whole or in part at any time without premium or penalty. The other terms of the note remain unchanged with the exception of the monthly interest which is now payable monthly in cash. As consideration for SMD to extend the due date of the loan, Timberline paid all of the interest accrued from the original date of the loan through June 30, 2010 in cash along with a 1% loan extension fee.

About Timberline Resources Corporation

Timberline is a diversified gold company with three complementary business units: a mine in development with anticipated gold production, an active exploration division with a large, drill-tested, highly prospective project portfolio in Nevada's Battle Mountain - Eureka gold trend, and two contract core drilling subsidiaries in the U.S. and Mexico providing revenues and cash flow to the company. Timberline is focused on the evaluation and the acquisition of advanced-stage exploration opportunities, with the potential for near-term development and production. Timberline formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, at its royalty-free Butte Highlands Gold Project which commenced development in the summer of 2009 and has gold production targeted in 2011. The Management team has experience, depth, and a solid track record of achievement in building successful companies and discovering economic ore bodies. Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2009. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859